Certain portions of this letter have been omitted from the version submitted via EDGAR. Confidential treatment has been requested by Aerie Pharmaceuticals, Inc. with respect to the omitted portions, pursuant to 17 C.F.R. § 200.83. Omitted information has been replaced by [***].

Direct Line: (212) 859-8468 Fax: (212) 859-4000 andrew.barkan@friedfrank.com

October 9, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-191219

Dear Mr. Riedler:

This letter is being submitted on behalf of Aerie Pharmaceuticals, Inc. (“Aerie” or the “Company”) in response to the comment letter, dated October 9, 2013, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Aerie’s Registration Statement on Form S-1 filed on September 17, 2013, as amended on October 3, 2013 (the “Registration Statement”).

Due to the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations. In addition, this letter has been marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.

In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Mr. Jeffrey P. Riedler	2	October 9, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation

Common Stock Valuations, page 62

1.	Please refer to your response to comment 3 and the proposed disclosure. Please revise to disclose the intrinsic value of outstanding vested and unvested options based on the midpoint of the offering price range.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure in the Management’s Discussion and Analysis (“MD&A”) section on page 64 of the Registration Statement to reflect the intrinsic value for all outstanding vested and unvested options as of June 30, 2013 and September 30, 2013. In order to assist the Staff’s review, we have attached as Exhibit A to this letter a copy of the “Stock-Based Compensation” section in the MD&A, incorporating the Company’s proposed revisions. The disclosure in Exhibit A attached to this Letter is marked to show changes against the disclosure in Exhibit A to the letter previously submitted on behalf of the Company on October 7, 2013 (the “October 7 Letter”).

2.	We acknowledge your response to comment four. Please continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances through the effective date of the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it will continue to update its disclosure, as applicable.

Initial Public Offering Price

3.	Please refer to your proposed disclosure. Tell us why the third bullet point relating to the offering proceeds substantiates a difference between the June 30, 2013 valuation and the offering price.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it has deleted the third bullet point from the proposed disclosure on pages A-6 and A-7 of Exhibit A to the October 7 Letter. Please see Exhibit A to this letter, which is marked to show changes against Exhibit A to the October 7 Letter.

Mr. Jeffrey P. Riedler	3	October 9, 2013

Note 10. Stock Purchase Warrants, page F-19

4.	Refer to your response to comment 5. Please disclose the fair value of the warrants issued in August and September 2013 in Note 15. Also, please update your proposed disclosure under “Equity Issuances Subsequent to June 30, 2013” to include the August and September 2013 warrant issuances.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on page F-25 of the Registration Statement to reflect the fair values of the stock purchase warrants issued in August and September 2013. In order to assist the Staff’s review, we have attached as Exhibit B to this letter a copy of Note 16 (previously Note 15) to the Company’s financial statements included in the Registration Statement, incorporating the Company’s proposed revisions. The proposed disclosure in Exhibit B is marked to show changes against the existing disclosure on pages F-24 and F-25 of the Registration Statement.

In addition, the Company advises the Staff that it will revise the disclosure on page A-7 of Exhibit A to the October 7 Letter to include the August and September 2013 warrant issuances. Please see Exhibit A to this letter, which is marked to show changes against Exhibit A to the October 7 Letter.

5.	Refer to your response to comment 7. Please disclose the exercise price of the options granted in August and September 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on page F-25 of the Registration Statement to include the exercise price for the option grants issued in August and September 2013. In order to assist the Staff’s review, we have attached as Exhibit B to this letter a copy of Note 16 (previously Note 15) to the Company’s financial statements included in the Registration Statement, incorporating the Company’s proposed revisions. The proposed disclosure in Exhibit B is marked to show changes against the existing disclosure on pages F-24 and F-25 of the Registration Statement.

Mr. Jeffrey P. Riedler	4	October 9, 2013

6.	Disclose the fair value of the options granted in August and September 2013. Separately disclose the fair value of the vested and unvested options granted.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on page F-25 of the Registration Statement to include the exercise price for the option grants issued in August and September 2013, as well as the fair value of the vested and unvested options granted. In order to assist the Staff’s review, we have attached as Exhibit B to this letter a copy of Note 16 (previously Note 15) to the Company’s financial statements included in the Registration Statement, incorporating the Company’s proposed revisions. The proposed disclosure in Exhibit B is marked to show changes against the existing disclosure on pages F-24 and F-25 of the Registration Statement.

7.	Refer to your response to comment 8. Confirm to us that you received approval to convert the August and September notes at the offering price and update your disclosure on page 70 and in Note 15.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has received written consent from the holders of its outstanding convertible promissory notes to convert all principal and interest thereon into common stock at the offering price upon closing of the proposed initial public offering. The Company further advises the Staff that it will revise the disclosure on pages 70 and F-25 of the Registration Statement to reflect this fact. In order to assist the Staff’s review, we have attached as Exhibit B to this letter a copy of Note 16 (previously Note 15) to the Company’s financial statements included in the Registration Statement, incorporating the Company’s proposed revisions. The proposed disclosure in Exhibit A and Exhibit B is marked to show changes against the existing disclosure on pages 69 to 72 and pages F-24 and F-25, respectively, of the Registration Statement. The Company advises the Staff that it proposes to include corresponding disclosure on page 70 of the Registration Statement.

* * *

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Vicente Anido, Jr., Ph.D. (Aerie Pharmaceuticals, Inc.)

Mr. Jeffrey P. Riedler	5	October 9, 2013

Richard J. Rubino (Aerie Pharmaceuticals, Inc.)

Steven G. Scheinfeld, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

Glenn R. Pollner, Esq. (Gibson, Dunn & Crutcher LLP)

Christine Allen (Securities and Exchange Commission)

Scot Foley (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Mary Mast (Securities and Exchange Commission)